Exhibit 99.1

Pharmanovia to Market GHRYVELIN™ (Macimorelin) in the European Economic Area (EEA) and UK as Diagnostic Test for Growth Hormone Deficiency (GHD)

●	Pharmanovia to acquire license to GHRYVELIN™ from Aeterna Zentaris’ existing licensee, Consilient Health, effective immediately

TORONTO, ONTARIO, March 16, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that Pharmanovia, a global lifecycle management healthcare company, has acquired from the Company’s existing EEA and UK partner, Consilient Health, the exclusive rights and license to commercialize GHRYVELIN™ (macimorelin) in the territory for the diagnosis of Adult Growth Hormone Deficiency (AGHD) and, if approved, for Childhood Onset Growth Hormone Deficiency (CGHD).

Dr. Klaus Paulini, Chief Executive Officer of Aeterna commented, “Pharmanovia has established global expertise in marketing diagnostic testing solutions in addition to an established footprint in endocrinology across Europe. They are positioned as the natural choice as our commercialization partner moving forward. We believe that the decision by Pharmanovia to invest in GHRYVELIN™ demonstrates the future potential of GHRYVELIN™ and is an endorsement of the efforts made to date by both Aeterna Zentaris and our former licensee, Consilient Health’s, to obtain approval for and launch GHRYVELIN™ in Europe. We are excited to now have Pharmanovia as a partner as we continue our efforts to benefit patients.”

“Endocrinology is the largest of our four core therapy areas and the in-licensing of this important novel medicine, the second in-licensing deal of a novel medicine in almost as many weeks, speaks to our ability to in-license novel, complementary products in the therapeutic settings we support,” commented Pharmanovia CEO, Dr. James Burt. ‘‘We are well placed to use the knowledge and the platform we’ve built through our current endocrinology work, to ensure that more patients get the diagnosis they need for this rare and serious condition”.

In 2022, Aeterna Zentaris announced that it will regain full rights to Macrilen® for the U.S. and Canada from Novo Nordisk on May 2023 and the Company is actively seeking an alternate development and commercialization partner for Macrilen® in the US, Canada and for other territories currently not partnered.

About Macimorelin (Macrilen®; GHRYVELIN™)

Macimorelin is marketed under the brand name GHRYVELIN™ (macimorelin) in the UK and European Economic Area and Macrilen® in the United States for the diagnosis of adult growth hormone deficiency (AGHD). In addition, Aeterna Zentaris is currently conducting a pivotal Phase 3 safety and efficacy study AEZS-130-P02 (also referred to as the DETECT study) evaluating macimorelin for the diagnosis of childhood-onset growth hormone deficiency (CGHD).

Macimorelin (Macrilen®; GHRYVELIN™), a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of AGHD. Approval of macimorelin was granted by the FDA in 2017 and by the EMEA in 2019, based on Phase III data showing that oral macimorelin provides accuracy comparable to that of standard insulin tolerance testing (ITT), but has a more favorable safety profile compared to ITT. Oral macimorelin also reduces false positive test results, helping to avoid unnecessary treatment of patients.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen®; GHRYVELIN™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

About Pharmanovia

Pharmanovia is a global lifecycle management healthcare company. Its purpose is to make medicines fit for tomorrow, to improve the lives of patients globally.

Pharmanovia does this by enhancing established medicines either by rediscovering, repurposing or re-engineering iconic brands to improve patient outcomes and experiences both through in-house development and through strategic partnerships.

The diverse and growing team operate in over 160 countries across the globe, delivering high-quality solutions, ethically and sustainably, across four core therapeutic areas – Endocrinology, Neurology, Cardiovascular and Oncology.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its preclinical and clinical studies, its belief in the potential of Macimorelin (Macrilen®; GHRYVELIN™), including the ability to complete the DETECT clinical trial evaluating macimorelin in the diagnosis of GCHD, the ability of the Company to obtain a development and commercialization partner for Macrilen® in the U.S., Canada and other territories not partnered and all future plans for, or the success of, its pre-clinical and clinical programs and products.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the DETECT clinical trial in the European Union and U.S. for Macrilen® (macimorelin) in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen® (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com